 Exhibit 99.5

FORM OF LETTER TO CLIENTS OF NOMINEE HOLDERS

Up to 77,881,027 Shares of Common Stock To Be Issued Upon the Exercise of Subscription Rights

                        , 2010

To Our Clients:

Enclosed for your consideration are the prospectus dated [    •    ], 2010 (the "Prospectus") and the Instructions for Use of Subscription Rights Certificates relating to the offering (the "Rights Offering") by Telanetix, Inc., a Delaware corporation (the "Company"), of shares of its common stock, $0.0001 par value per share ("Common Stock"), that will be issued upon the exercise of non-transferable subscription rights (the "Subscription Rights"), which are being distributed to all holders of record of Common Stock as of 5:00 p.m., Eastern Time, on [●] (the "Record Date").  The Subscription Rights and the Rights Offering are described in the Prospectus.

In the Rights Offering, the Company is offering up to an aggregate of 77,881,027 shares of Common Stock to be issued upon the exercise of the Subscription Rights, which is described further in the Prospectus.  The Subscription Rights will expire, if not exercised earlier, at 5:00 p.m., Eastern Time, on [    •    ], 2010, unless the Company elects in its sole discretion to extend the period of the Rights Offering beyond that date (as such date may be extended, the "Expiration Date").

As described in the Prospectus, each Subscription Right includes (i) a basic subscription privilege that entitles the holder to subscribe to purchase 0.2260240464 shares of Common Stock for every share of Common Stock owned as of the Record Date (the "Basic Subscription Privilege") and (ii) an over-subscription privilege that entitles the holder, if such holder exercises its Basic Subscription Privilege in full, to subscribe to purchase 1.1386829059 shares of Common Stock for every share of Common Stock owned as of the Record Date (the "Over-Subscription Privilege").  The price per share under both the basic subscription privilege and the over-subscription privilege is equal to $0.0385202935 (the "Subscription Price"). Subscription Rights may only be exercised in whole numbers; the Company will not issue fractional rights and will round all of the Subscription Rights down to the nearest whole number.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy under your Basic Subscription Privilege and under the Over-Subscription Privilege.  Any fractional shares of Common Stock resulting from the exercise of your Subscription Rights, including under the Basic Subscription Privilege and under the Over-Subscription Privilege, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly.  Any excess subscription payments that you may pay in the Rights Offering will be returned, without interest or penalty, to you as soon as practicable following the completion of the Rights Offering.

Under the terms of the promissory notes the Company issued on July 2, 2010 to affiliates of Hale Capital Partners, LP (collectively, "Hale"), the Company agreed to use the gross proceeds of the Rights Offering to redeem an aggregate of $3.0 million of principal amount of such notes.  To the extent the gross proceeds of the Rights Offering are less than $3.0 million, the Company and Hale agreed that Hale would exchange the principal amount of such notes to be redeemed (up to $3.0 million) for shares of Common Stock at an exchange price equal to the Subscription Price.  The Company paid Hale an aggregate of $60,000 in consideration of the foregoing.  In addition, the Company has agreed to pay Hale upon completion of the Rights Offering an amount of cash equal to the accrued and unpaid interest in respect of the principal amount of the notes redeemed or exchanged for shares of Common Stock in connection with the rights Offering.

The Subscription Rights are evidenced by subscription rights certificates registered in the names of the record holders of the shares of Common Stock for which the Subscription Rights are being distributed.  Subscription Rights are non-transferable, meaning that they may not be sold, transferred, or assigned by the holder of the Subscription Rights to any other party.

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THE ENCLOSED MATERIALS ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF SHARES OF COMMON STOCK WHICH ARE CARRIED BY US IN YOUR ACCOUNT BUT ARE NOT REGISTERED IN YOUR NAME.  EXERCISES OF THE SUBSCRIPTION RIGHTS DISTRIBUTED WITH RESPECT TO THESE SHARES MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

We are hereby requesting that you instruct us as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms of the Rights Offering and subject to the conditions set forth in the Prospectus.  We urge you to read the Prospectus and other enclosed materials carefully and in their entirety before instructing us to exercise your Subscription Rights.

Your instructions to us, together with any required payment, should be forwarded as promptly as possible in order to permit us to exercise the Subscription Rights on your behalf in accordance with the provisions of the Rights Offering.  The Rights Offering will expire at 5:00 p.m., Eastern Time, on the Expiration Date.  Once you have exercised any of your Subscription Rights, such exercise may not be canceled, revoked or otherwise amended.

If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of Common Stock to which you are entitled, please so instruct us by timely completing, executing, and returning to us the enclosed Beneficial Owner Election Form with any required payment.

With respect to any instructions to exercise (or not to exercise) Subscription Rights, the enclosed Beneficial Ownership Election Form must be completed and returned, together with any required payment, such that we receive such documents and payment by 5:00 p.m., Eastern Time, on [    •    ], 2010, the last business day prior to the scheduled Expiration Date.

Additional copies of the enclosed materials may be obtained from BNY Mellon Shareowner Services (acting on behalf of The Bank of New York Mellon), which is acting as the Company's subscription agent in the Rights Offering.  You may also contact [●] if you have any questions on the Rights Offering or require any assistance in exercising your Subscription Rights.  Banks and brokers should call [●] and stockholders should call [●].

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